Li3 Energy, Inc.

Matias Cousiño 82

Oficina 806

Santiago - Chile

T: +56 2 2206 5252

August 9, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	John Reynolds, Assistant Director

Dear Sirs:

Re:	Li3 Energy, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended June 30, 2016 Filed October 7, 2016 File No. 000-54303

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated May 5, 2017 (the "Comment Letter") regarding the above-referenced Form 10-K of the Registrant filed with the Commission on October 7, 2016. In conjunction with this letter, the Company is filing via EDGAR, for review by the Staff, Amendment No. 1 ("Amendment No. 1") to the Form 10-K.

The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Company’s responses correspondingly numbered with the Staff's comments as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in Amendment No. 1.

Item 1. Business page 6

1.	Please disclose all material terms of the Maricunga Project joint venture agreement with Lithium Power International Limited and MSB and file the agreement as an exhibit to your filing.

Response: The material terms of the Maricunga Project have been included in all relevant section of Amendment No. 1.

2.	We note your disclosure on page 8 regarding lithium extraction technologies with higher lithium recoveries. Please tell us if these samples were collected from a mineral property in which you have an interest and, if not, revise your disclosure to clarify.

Response: Amendment No. 1 clarifies that Li3 has no interest in the Cauchari-Olaroz salar in Argentina.

3.	Please tell us if you have any agreements in place with POSCO to use their lithium extraction technologies and if so file the agreements as an exhibit to your filing. If not, revise your disclosure to clarify.

Response: The amended Form 10-K clarifies that there is no such agreement in place with POSCO.

4.	Revise to include a detailed summary of past exploration results for the Maricunga project. In your revision clearly distinguish between work performed on the SLM Litio 1-6 concessions and the Cocina concessions. We suggest including tables to summarize assay results and pump test results.

Response: The discussion of past exploration results has been expanded as requested. Tabular disclosure of results has been included to the extent that such results are available, exclusively relevant to the period (i.e. not combined with test results obtained subsequent to the original filing date of the 10-K), and approved for inclusion within the scope ofAmendment No. 1 by the qualified person supervising the exploration work, Mr. Fritz Reidel.

5.	Additionally, please discuss the quality assurance program associated with the exploration work performed on the Maricunga project including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans of your filing. If the quality assurance program is unknown, please include a statement clarifying the relevance and reliability of the data.

Response: A detailed discussion of the quality assurance program for the Maricunga project has been included in Amendment No. 1.

6.	Please expand your disclosure concerning the exploration plans for the properties as required by paragraph (b) (4 (i) of Industry Guide 7. The exploration plan should address the following points:

•	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work and disclose their qualifications.

Response: Amendment No. 1 been updated as requested.

7.	Please provide additional disclosure related to the Maricunga project permits including a summary of material permits for both exploration and exploitation. In your response provide the status of each permit. If necessary we suggest providing this information in a tabular format.

Response: A detailed discussion and tabular disclosure of permitting requirements has been included in Amendment No. 1.

Compliance with Government Regulation, page 13

8.	Please revise to expand your discussion of governmental regulation of Li3, including the mining and environmental laws and regulations to the extent material. See Item 101(h)(4)(ix) of Regulation S-K.

Response: Amendment No. 1 has been updated as requested.

Exhibits

9.	We note the January 27, 2014 agreement with Minera Salar Blanco SpA (MSB). Please advise us why the agreements with MSB and relating to Minera Li's exploration and development are not material under Item 601(b)(10) of Regulation S-K.

Response: We note that exhibits 10.58, 10.59, 10.60, 10.61, 10.66, 10.67 all relate to the relationship with MSB, and Minera Li's exploration and development. There are no agreements relevant to the Maricunga joint venture between MSB and Minera Li or Li3 which have not been previously disclosed.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

LI3 ENERGY INC.

Per:	/s/ Luis Saenz
Luis Saenz
Its:	Chief Executive Officer